Exhibit 1

DRD COMMISSIONS LOW-COST BLYVOORUITZICHT SLIMES DAM RECLAMATION PROJECT

22 January 2004
296/04-jmd

“Our timing could not have been better”

Durban Roodepoort Deep, Limited’s (JSE:DUR; NASDAQ:DROOY; ASX:DRD) flagship Blyvooruitzicht Mine (Blyvoor) near Carletonville has successfully commissioned a R45 million slimes dam reclamation project, expected to bring in more than 84 kg of gold a month over eight years at a cost of less than $200 an ounce.

“When all of South Africa’s gold mining industry players are confronted with the hugely negative impact of the strong Rand on their revenues and costs, our timing with this low capex, low working cost project could not have been better,” says Divisional Director of DRD’s SA Operations, Deon van der Mescht.

The slimes dam reclamation project is one of eight initiatives at Blyvoor forming part of DRD’s company-wide “Project Boost”, launched late in 2002 to reduce operational risk, lower unit costs, ensure consistent production and increase ore reserves.

The Project Boost initiatives at Blyvoor, together with the mine’s own longer term Blyvoor Expansion Programme (BEP), are delivering ‘consummate’ results, according to van der Mescht. Together, they account for most of the growth in Blyvoor’s reserves, from 3 million ounces to 5.8 million ounces since 2001 and the increase in its life of mine from nine to 22 years over the same period.

Production for the slimes dam reclamation project, van der Mescht says, will help to maintain Blyvoor’s gold production profile of around 675 kg a month going forward, compensating for declines resulting from the recent depletion of surface rock dump material.

The slimes dam reclamation project, started in June 2003 and commissioned on schedule and within budget, involves the reclamation of some 24 million tons of slimes material, at a rate of 240 000 tons a month, by high pressure water jetting from the mine’s 50-year old Nos 4 and 5 Slimes Dams, at an average grade of 0.587 grams per ton.

Blyvoor’s existing carbon-in-pulp (CIP) plant has undergone extensive renovation in order to treat the slimes material via a new carbon-in leach (CIL) circuit. The new CIL circuit, treating slimes material, will run in parallel with the older CIP circuit, treating underground ore.

New technology in the plant – specifically the Kemix Reactor Process – is expected to deliver both improved gold recoveries and lower costs. At the mine’s No 6 Slimes Dam, which has been extended to accommodate retreated slimes from the project, cyclones have been installed to make for faster deposition, a reduced footprint and greater stability.

Environmental considerations have been a key focus of the project. Amendments to Blyvoor’s Environmental Management Programme have had to be made by management, working with appropriate consultants, and approved by the relevant regulators. The Nos 4 and 5 Slimes Dams, once cleared, will liberate nearly 100 hectares of rehabilitated land for possible redevelopment. Provision for ongoing rehabilitation of the No 6 Slimes Dam over its life as a deposition site will be a priority.

The project has significant growth potential. There is the possibility of sourcing additional slimes material in the vicinity of Blyvoor and throughput could be ramped up by some 30% without significant additional infrastructure, van der Mescht says.

Note : A relevant PowerPoint presentation and a selection of captioned photographs depicting aspects of the slimes dam reclamation project in jpeg format are available on the DRD website, www.durbans.com, www.drd.co.za

Queries:

South Africa

Ilja Graulich, Durban Roodepoort Deep, Limited

+27 11 381 7826 (office)

+27 83 604 0820 (mobile)

James Duncan, Russell & Associates

+27 11 880 3924 (office)

+27 82 892 8052 (mobile)

Durban Roodepoort Deep, Limited (DRD) ranks among the world’s 10 largest gold producers, with production in the 2003 financial year totaling 870 000 ounces. The company has a track record of success in extending the lives of older mines. In South Africa it owns the Blyvooruitzicht mine and North West Operations (comprising Hartebeestfontein and Buffelsfontein mines), and has a 40% stake in Crown Gold Recoveries (comprising East Rand Prorietary Mines Limited and the Crown dump retreatment operation). In Australasia, a key target area for growth, the company owns the Tolukuma mine in Papua New Guinea (PNG), has a 19.81% interest in Fijian operator Emperor Mines, and a 20% interest in the PNG-based Porgera Joint Venture. DRD has primary listings on the Johannesburg Securities Exchange (JSE:DUR), the Australian stock Exchange (ASX:DRD) and secondary listings on NASDAQ (DROOY), the London Stock Exchange and the Paris and Brussels Bourses. Its shares are also traded on the regulated unofficial market of the Frankfurt Stock Exchange and the Berlin OTC Market.

Some of the information in this media release may contain projections or other forward looking statements regarding future events or other future financial performance. We wish to caution you that these statements are only projections and those actual events or results may differ materially. In reviewing, please refer to the documents that we file from time to time with the SEC, specifically to our annual report on Form 20-F. These documents contain and identify important factors that could cause the actual results to differ materially from those contained in our projections or forward looking statements, including such risks as difficulties in being a marginal producer of gold, changes and reliability of ore reserve estimates, gold price volatility, currency fluctuations, problems in the integration of operations, exploration and mining risks and a variety of risks described in our annual report on Form 20-F. We undertake no obligation to publicly release results of any of these forward looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unexpected results.

Cautionary note to US investors: the United States Securities and Exchange Commission permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use the term “resources” (which includes “measured”, “indicated”, and “inferred”) in our media releases, which the SEC guidelines strictly prohibit us from including in our filing with the SEC. US investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-28800, available from us at 45 Empire Road, Parktown, Johannesburg, 2193, South Africa. You can also obtain this form from the SEC website at http://www.sec.gov/edgar.shtml